Bionomics Limited

27 September 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

dlw 10/5

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
27 SEPTEMBER 2004

BIONOMICS LICENSES EPILEPSY TEST

- **US neurology diagnostic company licenses epilepsy diagnostic for North America and Japan**
- **First genetic product able to diagnose severe form of childhood epilepsy**

Leading genomics company Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today announced that it has granted a licence to Boston-based Athena Diagnostics to market Bionomics' childhood epilepsy diagnostic to neurologists in North America and Japan.

Athena, specialists in diagnostic testing for neurological disorders, plans to make the gene-based Severe Myoclonic Epilepsy of Infancy (SMEI) test available later this calendar year to over 5,000 neurologists for whom it currently performs diagnostic tests.

Until now there has been no genetic test available to clinicians to allow them to distinguish SMEI from less serious forms of epilepsy. Early diagnosis should reduce the cost associated with current diagnostic procedures for SMEI and will enable doctors to implement appropriate treatment strategies, which it is hoped will reduce the high (18%) mortality rate associated with SMEI. Around 240,000 children in the United States may be candidates for the SMEI test.

Under the terms of the licence agreement, Athena will pay Bionomics upfront fees on signing, milestone payments linked to sales targets and royalty payments on net sales. Further details of the license agreement are unable to be disclosed for commercial reasons however, Bionomics considered Athena's reach into the neurology market to be important in realising the value of the Company's SMEI intellectual property. Under the agreement, potentially substantial cash flows to Bionomics will be in the form of milestone payments and royalties on sales achieved by Athena.

Bionomics and its collaborators, including Associate Professor Ingrid Scheffer and Professor Samuel Berkovic, the leading clinicians for the 100 patient clinical study which validated the test, will provide support to Athena in the promotion of the test to neurologists. Athena has around 45 sales representatives in the United States alone.

Athena has also expressed interest in licensing other epilepsy tests that Bionomics may develop in the future.

A key objective for Bionomics this year has been to accelerate its epilepsy diagnostic

and drug discovery programs. "One of our aims was to bring the SMEI test to market with a partner this year and with Athena, we are on track to achieve this in the world's largest epilepsy market," said Bionomics CEO and Managing Director, Dr Deborah Rathjen. "This will not only generate revenue for the Company but is also further validation of our genomics platform. The generation of revenues from diagnostic tests based on Bionomics' patented gene discoveries will provide a basis for fast-tracking our epilepsy drug discovery program to provide improved treatment strategies for patients with epilepsy."

Bionomics is working with an extensive network of collaborative partners within Australia and the US in its epilepsy program including the Women's and Children's Hospital, Adelaide, the University of Melbourne, the Howard Florey Institute, Walter and Eliza Hall Institute, Southern Cross University, University of Wisconsin-Madison, Emory University and the Brigham and Women's Hospital, a teaching Hospital of Harvard University.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

About SMEI

Severe myoclonic epilepsy of infancy (SMEI) is a serious form of epilepsy that affects a small number of infants in their first two years of life. SMEI seizures are commonly associated with fever, and are indistinguishable from benign fever-associated seizures in the early stages of the disease. SMEI is associated with high rates of mortality (up to 18%) and, in most cases, SMEI patients suffer from developmental delays and other forms of seizures. Bionomics' SMEI diagnostic test is designed to assist clinicians in making an earlier diagnosis of SMEI and selecting appropriate treatment strategies for SMEI patients.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.